UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68100

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/25** AND ENDING **03/31/26**
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IIFL Capital Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1120 Avenue of the Americas - Suite 4030
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	**(212) 897-1694**	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KNAV CPA LLP
(Name – if individual, state last, first, and middle name)

1177 6th Avenue	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

10/07/2008	**2083**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Capital Services Ltd

Statement of Financial Condition
As of March 31, 2026

AFFIRMATION

I, __Sandeep Chhajed__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __IIFL Capital Inc__ as of __03/31/26__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sandeep Chhajed
__Signature__

CEO
__Title__

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance of
IIFL Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IIFL Capital Inc. (hereinafter referred to as "the Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KNAV CPA LLP

We serve as the Company's auditor since 2026.

New York, New York
April 20, 2026

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Capital Services Ltd.)
Statement of Financial Condition
March 31, 2026

Assets		
Cash and cash segregated under federal regulations	$	1,735,353
Due from Parent		186,550
Deferred tax asset		50,400
Security deposit		1,800
Income tax receivable		48,786
Other assets		8,059
Total assets	$	**2,030,948**
Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	379,428
Income taxes payable		50
Total liabilities		379,478
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		687,490
Retained earnings		963,970
Total stockholder's equity		1,651,470
Total liabilities and stockholder's equity	$	**2,030,948**

The accompanying notes are an integral part of this statement of financial condition.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Capital Services Ltd.)
Notes to Statement of Financial Condition
Year Ended March 31, 2026

1. Organization

IIFL Capital Inc. (the Company) is a wholly owned subsidiary of IIFL Capital Services Ltd., Mumbai, India (Parent). The Company provides brokerage and research services to institutional investors in the United States, investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by its Parent in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. Significant Accounting Policies

a) Cash and cash segregated under federal regulations

The Company maintains cash at federally insured banking institutions. Cash includes $84,912 in a special account segregated in compliance with federal regulations to cover commission rebate liabilities. Amount payable on account of such liabilities is NIL as of March 31, 2026.

b) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over 3 years for computer equipment. Fixed assets were fully depreciated as of March 31, 2026.

c) Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

d) Basis of Presentation and Use of Estimates

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Capital Services Ltd.)
Notes to Statement of Financial Condition
Year Ended March 31, 2026

2. Significant Accounting Policies (continued)

e) Contract Assets and Liabilities

The Company had no customer receivables as of April 1, 2025, or March 31, 2026. The Company had no contract assets or liabilities as of April 1, 2025, or March 31, 2026.

f) Allowance for Credit Losses

The Company follows Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company did not have any financial assets impacted by the guidance.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company assessed the impact of CECL on its financial assets and concluded that there is de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic losses as of March 31, 2026.

3. Related Party Transactions

During the year ended March 31, 2026, the Company incurred $46,893 related stock compensation expense payable to its Parent. The company paid $37,317 to the Parent and as of March 31, 2026, the amount remaining unpaid was $39,450.

For the year ended March 31, 2026, the Company earned transfer pricing revenue from its Parent at cost plus 8%. Total amount due from its Parent was $186,550 as of March 31, 2026.

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing its net capital. Under this method, net capital, as defined, shall not be less than $250,000. At March 31, 2026, the Company had net capital of approximately $1,355,875 which exceeded requirements by approximately $1,105,875.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Capital Services Ltd.)
Notes to Statement of Financial Condition
Year Ended March 31, 2026

5. Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk by using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

A majority of the Company's assets are held in the form of cash in accounts at major commercial banks.

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. The Company does not regard itself as having any significant risk regarding this concentration.

6. Income Taxes

At March 31, 2026, the Company's deferred tax assets were $50,400. The Company's deferred tax assets were primarily related to the non-deductible portions of the accrued incentive compensation. The value of the deferred tax asset was calculated based on the estimated accrued incentive compensation as of March 31, 2026.

The tax years ended March 2023 through March 2025 remain open and subject to examination by the taxing authorities in the US. The statute of limitations for various other jurisdictions is based on the various local laws but generally, it is in the range of 2-3 years. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense (benefit) within the statement of operations; however, there are none for the year ended March 31, 2026. Currently, the Company does not expect any material change in the unrecognized tax benefits over the next twelve months.

The Company does not have any uncertain tax positions or any material unrecognized tax benefits or tax liabilities at March 31, 2026. The difference between the statutory federal rate and the effective tax rate is due to a provision to tax return true-up adjustment.

7. 401(k) Plan

The Company sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits.

Employee contributions may be matched at the discretion of the Company subject to IRS limits.

8. Commitments

The Company rents office space under an operating lease with a term of three (3) months. The lease will automatically renew for three months unless 60 days' notice to terminate the lease is given.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Capital Services Ltd.)
Notes to Statement of Financial Condition
Year Ended March 31, 2026

9. **Share Based Compensation**

IIFL Capital Services Ltd., the Parent, has formulated the IIFL Securities Employee Stock Option Scheme – 2018 (IIFL ESOS Scheme - 2018). Each option granted converts into one equity share of IIFL Capital Services Limited, on exercise at the respective exercise price, subject to requirement of vesting conditions. The options granted under the Scheme generally are subject to service conditions.

The Company accounts for stock compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in statements of operations based on their fair values. The Company determined these awards to be equity classified awards as per ASC 718 and used the Black-Scholes pricing model to determine the fair value of the stock options on the date of grant. In accordance with ASC 718, stock compensation for all options granted that the Company expects to vest is recognized on a straight-line basis over the vesting period. An amount equal to such compensation expense for the year is recognized and a corresponding liability to the Parent is booked as the Company is required to pay the Parent. The Company accounts for forfeitures as they occur.

Details in respect of options granted to the Company's employees is as follows:

ESOP Scheme - 2018

	Outstanding	Weighted average exercise price	Weighted average remaining life (yrs)
4/1/2025	120,000.00		5.96
Granted	-		
Exercised	(12,500.00)	1.97	
Cancelled	-		
3/31/2026	**107,500.00**	**0.70**	**4.94**

Additional information on vesting
The Company recognizes compensation costs ratably over the requisite service period of the award, which is generally the option vesting period.

The Company has recognized stock compensation expense and a corresponding amount due to the Parent of $39,450 which is netted in Due from Parent in the statement of financial condition.

The aggregate fair value of all options granted during the year was Nil and the aggregate fair value of all the options lapsed during the year was Nil.

The total fair value of shares vested during the year ended March 31, 2026, for the ESOP Scheme 2018 plan was $8,622.

As of March 31, 2026, there was $51,406 of unrecognized compensation costs related to nonvested share compensation arrangements granted under the ESOP Scheme 2018 Plan. That cost is expected to be recognized over a weighted-average period of 1.22 years.

IIFL Capital Inc.
(a wholly owned subsidiary of IIFL Capital Services Ltd.)
Notes to Statement of Financial Condition
Year Ended March 31, 2026

9. **Share Based Compensation (continued)**

Summary of changes in nonvested stock and weighted average grant date fair value

ESOP Scheme - 2018

	Number of Options	Weighted Average Grant Date Fair Value
Nonvested at 4/1/2025	120,000.00	1.18
Nonvested at 3/31/2026	107,500.00	1.24
Vested during the year	12,500.00	0.69

10. **Segment Reporting**

IIFL Capital Inc. (the Company) is a wholly owned subsidiary of IIFL Capital Services Ltd., Mumbai, India (Parent). The Company provides brokerage and research services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM, manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

11. **Subsequent Events**

The Company has evaluated subsequent events up to the date on which the financial statements are available to be issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, these financial statements.